Exhibit 10.116

February 13, 2019

Renee Galitis

Dear Renee,

We are extremely excited to extend this offer to join our Caliber Home Loans, Inc. (“Caliber”) team as the Executive Vice President—Chief Information Officer, reporting to Sanjiv Das and working in our Coppell, Texas headquarters offices. We are confident that this will be an exceptional career opportunity for you and know you will add great value to Caliber through your immense contributions. This letter summarizes your compensation and benefits and contains important information regarding your status as an employee of Caliber, based on an anticipated start date on April 1, 2019.

We are pleased to extend an offer of an annualized base salary of $450,000, to be paid semi-monthly as earned in the amount of $18,750. In addition to your base salary, you are eligible for the following benefits and compensation programs:

Corporate Annual Bonus

You will be eligible for the Corporate Annual Bonus Plan with a target opportunity for 2019 and each following year of $500,000, which will not be prorated to your start date, and will function as if you were at Caliber for all of 2019.

Corporate Annual Bonuses are paid following year-end per the standard annual bonus cycle, no later than March 15th. Actual awards are discretionary and based on company and individual performance.

Equity/Long-Term Incentive

You will be entitled to participate in the Company’s Long-Term Incentive (“LTI”) plan(s) as in effect from time to time and as administered by Lone Star Funds. The award will represent a 5% equity participation stake in a share of an equity pool shared by a select group of senior leaders. The components and terms of the LTI award, and the methodology for determining the economic value for such awards, shall be as provided in the plan(s) or otherwise as determined by the LTI Plan document and LTI committee in its discretion and provided to you in a grant document memorializing such terms. All awards and any terms are approved by the Chief Executive Officer and the Board of Directors of Caliber Home Loans, Inc.

Equity Buy-out

In consideration of the equity that you may have lost with your current employer, we will provide a special bonus in the amount of $800,000, payable as follows:

•	$450,000, payable by May 1, 2020. You will not be entitled to this payment or any future payments if a monetization event, as defined under the LTI plan, occurs prior to May 1, 2020; and

•	$350,000, payable by May 1, 2021. You will not be entitled to this payment or any future payments if a monetization event, as defined under the LTI plan occurs prior to May 1, 2021.

Relocation

It is agreed and understood that to perform the functions of your position you will be required to relocate to the Coppell, Texas area. Such relocation is reasonably expected to occur within sixty (60) days following the Start Date, but in no case, more than six (6) months following the Start Date. You will be provided with relocation assistance for your move to the Coppell area, in the amount of $75,000 (net, after taxes), for reasonable relocation expenses. Additionally, to assist with your transition, we will pay lodging up to sixty (60) days and include two round-trip airfares. The lodging and airfare expenses must be pre-approved by the CHRO. Should you voluntarily terminate your employment or if your employment is terminated by the Company for Cause within two years of your Start Date, you will not be entitled to any additional expense reimbursement hereunder and you will be required to repay your relocation assistance, within thirty (30) days of the termination date, at a pro-rated amount, based on a fraction, the numerator of which is 24 less the number of full months of employment with the Company you have completed since the Start Date and the denominator of which is 24.

Benefits Offerings – You will be eligible to enroll in health and related benefits to be effective on the first day of the month immediately following your start date. You will become eligible to participate in the Company’s 401(k) Plan, which provides a generous match, on the first day of the month following the completion of 30 days of service. You can roll over your prior 401(k) account(s) into the Caliber 401k plan immediately. Your participation in Caliber’s benefits programs is subject to the terms and conditions of the applicable programs. While employed with Caliber, you are eligible for paid time off pursuant to company policy.

Non-Qualified Deferred Compensation Plan

As a key member of Caliber Home Loans you will also be eligible for participation in our exclusive Non-Qualified Deferred Compensation Plan. A NQDC is a supplemental retirement savings plan designed to help bridge the gap in your retirement savings strategy. By deferring up to an additional 80% of your eligible compensation on a pre-tax/tax-deferred basis (above annual contribution limits placed on 401k plans) you will be better equipped to meet your retirement needs. Enrollment windows take place semi-annually and additional plan details will be provided following employment.

I-9 - As a new employee, you will need to provide the necessary forms of identification on your first day of employment to complete the I-9 Form required by the U.S. Department of Justice Immigration and Naturalization Service. This offer of employment is based upon the satisfactory completion of a civil and criminal background checks, credit check (as applicable to this position), social security trace, and application verification

At-Will Employment. It is agreed and understood that your employment with the Company is to be at will, and either you or the Company may terminate the employment relationship at any time for any reason, with or without Cause, and with or without notice to the other; nothing herein or elsewhere constitutes or shall be construed as a commitment to employ you or to pay you severance, other than as stated herein, for any period of time.

Termination of Employment - You will be an at-will employee at Caliber. As such, Caliber may terminate your employment without Cause at any time upon written notice to you. Caliber may also terminate your employment for Cause at any time upon written notice, which will contain a statement noting the reason(s) for the Cause termination. If you are terminated without Cause, you will be entitled to severance in the amount of twelve months’ base pay, at your then-current rate of pay (at your semi-monthly pay rate). You will not be entitled to this severance unless you execute and do not revoke a release of all claims in favor Caliber and its affiliates, and the release is executed and delivered within the 21-day period immediately following your termination date.

Monthly severance payments will begin on the first regular pay day occurring after the 7-day revocation period expires in the release. If you are terminated for Cause, Caliber has no obligation to pay any severance or other benefits, other than any base salary for the time that you were an active employee. “Cause” shall be defined in the Long-Term Incentive Plan Award documents.

Clawback - Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based compensation, or any other compensation, paid to you pursuant to this Agreement or any other agreement or arrangement with the Company, which is subject to recovery under any present or future law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

Prior Obligations – This offer is contingent on your current employer agreeing that you will not be breaching any current contractual obligations you may have if you work for Caliber. You understand and agree that during your employment at Caliber you may not violate the terms of any agreement with any former employer or any company policy from a former employer that applies to your post-employment conduct. Further you may not bring to Caliber nor use at Caliber any confidential, proprietary or trade secret information from any company at which you formerly worked. Without limiting the generality of the prior prohibition, you should consider anything that was housed on a former employer’s computer including any laptop computer owned by or controlled by the company as confidential and should not take any documents or information housed on that Computer with you. Further, you should consider information such as client lists, contact lists including Outlook contact lists, work forms, policies and procedures, marketing materials, production reports, information regarding co-workers income (including W-2s) or production as confidential and not take from your employer or bring to Caliber such information. You understand and agree that any failure to comply with the terms listed in this paragraph would constitute a violation of Caliber policy which could, at the Caliber’s sole option, result in the immediate termination of your employment.

We look forward to the opportunity to work with you in an atmosphere that is successful and mutually innovative and collaborative. If you have any questions, you may contact Sean.Harding@CaliberHomeLoans.com.

Renee, we are delighted at the prospect of you joining us and look forward to you collaborating contagiously, caring fiercely, leading thoughtfully and doing the right thing as part of our Caliber team!

Please reply to this offer no later than February 20, 2019 otherwise the terms will become null and void. By accepting this offer letter, you acknowledge and agree that you will not disclose the contents of this offer with any persons or parties outside of Caliber, except with Caliber’s consent, nor will you use or disclose Caliber’s confidential information.

Sincerely,

Sean Harding

Caliber Home Loans, Inc. Human Resources Department

/s/ Renee Galitis

2/26/2019